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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

December 13, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant” or the “Fund”)

(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Emerging Markets Breakout Nations (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 157 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 13, 2016.

COMMENTS TO THE PROSPECTUS

Comment 1.                            Please add disclosure that the Portfolio will provide shareholders at least 60 days’ notice prior to any change to its 80% policy.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            Please consider adding disclosure to the section of the prospectus entitled “Portfolio Summary—Principal Investment Strategies” clarifying what is meant by “Breakout Nations” or revise the Portfolio’s name to be consistent with the terms used in the description of its investment strategies.  If

“Breakout Nations” is intended to be synonymous with frontier emerging market countries, please revise the Portfolio’s 80% policy accordingly.  Alternatively, supplementally explain how the Portfolio’s name and strategy are consistent with each other.

Response 2.                               We respectfully acknowledge the comment; however, we believe that the inclusion of the term “Breakout Nations” does not trigger Rule 35d-1.  The prospectus otherwise contains an 80% policy as contemplated under Rule 35d-1 with respect to “Emerging Markets.”

Comment 3.                            To the extent the Portfolio will invest in contingent convertible securities, please add appropriate risk disclosure.

Response 3.                               We respectfully acknowledge the comment; however, the Portfolio does not intend to invest in contingent convertible securities.

Comment 4.                            In connection with valuing derivative instruments that are included in the Portfolio’s 80% investment policy, please confirm supplementally that the Portfolio does not use the notional value of such derivatives for purposes of such calculation. Please confirm whether the 80% policy includes either borrowing for investment purposes or derivatives, including how such calculations are made.

Response 4.                               We respectfully acknowledge your comment; however, we believe it is appropriate to use the notional value for certain derivative instruments, for example futures.  The amount a fund actually “invests” in a futures contract is the margin it deposits with the futures commission merchant.  Typically, this margin “purchases” a futures position with a much larger notional amount with the return received by the fund based on the notional amount of the futures position, not the initial margin posted.  Accordingly, we believe that the notional amount of the contract provides a better measure of a fund’s overall economic exposure to a futures position.  In addition, we hereby confirm that the Portfolio does not expect to engage in borrowing for investment purposes, but does count derivative instruments towards its 80% policy as disclosed in the section titled “Portfolio Summary—Principal Investment Strategies.”

Comment 5.                            Please supplementally provide the estimated amount of the Portfolio’s assets that may be invested in securities which rely upon exemptions provided by

Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response 5.                               We respectfully acknowledge the comment; however, the Portfolio does not intend to invest in securities which rely upon exemptions provided by Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

Comment 6.                            Please add an explanatory plain English parenthetical subsequent to the phrase “high conviction positions”   in the section of the prospectus entitled “Details of the Portfolio—Process.”

Response 6.                               The disclosure “high conviction” has been deleted.

Comment 7.                            Please consider revising the disclosure to more specifically indicate what constitutes “equity-linked securities” and “other specialty securities having equity features” in the section titled “Portfolio Summary—Principal Investment Strategies.”

Response 7.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 8.                            To the extent restricted securities are intended to be part of the Portfolio’s principal investment strategies, please add appropriate strategy disclosure to the section titled “Portfolio Summary—Principal Investment Strategies.”

Response 8.                               We respectfully acknowledge the comment; however, the Portfolio does not intend to invest in restricted securities as a principal investment strategy.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 9.                            Please consider adding tax risk related to invest in master limited partnerships, as disclosed in the statement of additional information (“SAI”), to the prospectus.

Response 9.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 10.                     Please reconcile the three prong test by which the Adviser considers an issuer to be located in an emerging market country as disclosed in the SAI versus the prospectus.

Response 10.                        We respectfully acknowledge the comment; however, the terms “emerging market country” and “developing market country” are being used interchangeably in the SAI.

Comment 11.                     Please update the risk disclosure related to the Shenzhen-Hong Kong Stock Connect program to the extent final rules have been issued.

Response 11.                        The disclosure has been revised accordingly.

Comment 12.                     Please confirm that, if the Portfolio enters into credit default swap arrangements, the Portfolio covers the full notional amount of each swap agreement where protection is sold.

Response 12.                        We hereby confirm that the Portfolio covers the full notional amount of each credit default swap agreement pursuant to which protection is sold.

Comment 13.                     With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Portfolio will not concentrate in any industry or group of industries.

Response 13.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss